September 5, 2025
Division of Corporation Finance
Office of Energy & Transportation
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561
Re:    Berry Corporation (bry)
Form 10-K for Fiscal Year Ended December 31, 2024
Filed March 13, 2025
File No. 001-38606
Ladies and Gentlemen:
Set forth below are the responses of Berry Corporation (bry) (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 29, 2025, with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2024, File No. 001-38606, filed with the Commission on March 13, 2025 (the “2024 Form 10-K”).
For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.
Form 10-K for the Fiscal Year Ended December 31, 2024
Supplemental Oil & Natural Gas Data (Unaudited)
Standardized Measure of Discounted Future Net Cash Flows, page 162
1.    We note your response to prior comment 6 and the proposed disclosure revisions to your future filings, beginning with the 2025 Form 10-K. Please expand the footnotes accompanying the presentation of the standardized measure to clarify and disclose the dollar amount of the expenses included in the “future production costs” line item relating to the CARB Program. Refer to the disclosure requirements in FASB ASC 932-235-50-36.
RESPONSE:    We acknowledge the Staff’s comment and advise the Staff that, beginning with the 2025 Form 10-K, the Company will expand the footnotes accompanying the presentation of the standardized measure to disclose the dollar amount of the expenses included in the “future production costs” line item relating to the California Air Resources Board’s Cap-and-Trade Program. For illustrative purposes, disclosure in the 2024 Form 10-K would have been as follows:

Securities and Exchange Commission
September 5, 2025

	Year Ended December 31,
	2024	2023	2022
	(in thousands, except for prices)
Future cash inflows	$ 7,768,787	$ 7,674,494	$ 9,501,374
Future production costs(1)	(3,385,595)	(3,439,939)	(3,909,452)
Future development costs(2)	(953,716)	(964,768)	(1,068,890)
Future income tax expenses(3)	(701,117)	(620,822)	(1,000,268)
Future net cash flows	2,728,359	2,648,965	3,522,764
10% annual discount for estimated timing of cash flows	(917,123)	(966,331)	(1,448,999)
Standardized measure of discounted future net cash flows	$ 1,811,236	$ 1,682,634	$ 2,073,765
Representative prices:(4)
Brent Oil (bbl)	$ 80.42	$ 82.84	$ 100.25
Henry Hub Natural gas (mmbtu)	$ 2.13	$ 2.63	$ 6.40
__________
(1)    Future production costs include $263.3 million, $268.1 million and $142.4 million of payments made to the State of California to comply with the California Air Resources Board’s Cap-and-Trade Program for the years ended December 31, 2024, 2023 and 2022, respectively.
(2)    Future development costs include site restoration and abandonment costs.
(3)    Future income tax expenses are based on current statutory rates, adjusted for the tax basis of oil and gas properties and applicable tax credits, deductions and allowances.
(4)    In accordance with SEC regulations, reserves were estimated using the average price during the 12-month period, determined as an unweighted average of the first-day-of-the-month price for each month, excluding escalations based upon future conditions. The average price used to estimate reserves is held constant over the life of the reserves.
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Securities and Exchange Commission
September 5, 2025

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Sarah K. Morgan of Vinson & Elkins L.L.P. at (713) 758-2977.
Very truly yours,

BERRY CORPORATION (bry)

By:     /s/ Jeffrey Magids
Name:    Jeffrey Magids
Title:    Vice President and Chief Financial Officer

cc:    Sarah K. Morgan, Vinson & Elkins L.L.P.